Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2026

Aegon Ltd.

Aegon Limited	Statutory seat	Principal place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center	(September 30, 2023)
limited by shares	22 Victoria Street	Schiphol Boulevard 223	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	1118 BH Schiphol	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

The Unaudited Pro Forma Consolidated Financial Information and notes thereto of Aegon Ltd. (the “Company”) herein are hereby incorporated by reference in the Company’s Registration Statements under the Securities Act of 1933, as amended, on Form F-3 (Registration No. 333-287291, 333-287291-01) and on Form S-8 (Registration Nos. 333-238186, 333-196156, 333-183176, 333-157843, and 333-150774).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: April 28, 2026	By	/s/ S. Knol
S. Knol
Director Financial Reporting & Operations

Unaudited pro forma consolidated financial information of Aegon Ltd. relating to the proposed sale of the Aegon UK plc

As of December 31, 2025 and for the years ended December 31, 2025, 2024 and 2023

Introductory paragraph

The unaudited pro forma consolidated financial information presented below illustrates the financial impact on Aegon Ltd.’s (Aegon) consolidated statement of financial position as of December 31, 2025 and consolidated income statements for the years ended December 31, 2025, 2024 and 2023 of the proposed sale of Aegon UK plc (“Aegon UK”) containing the UK insurance and pensions operations to Standard Life Plc (“Standard Life”), a publicly traded company on the London stock exchange, that was announced on April 15, 2026. In connection with such sale, Aegon will receive GBP 750 million in gross cash proceeds and a 15.3% shareholding in Standard Life ordinary shares, with associated governance rights. Any remittances taken out of Aegon UK between the signing and closing of the transaction will be deducted from the GBP 750 million cash amount. Aegon’s asset management activities in the UK will remain part of Aegon’s global asset manager and will be an important asset management partner for the new combined business.

The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals. The assets and liabilities of Aegon UK will be classified, for purposes of Aegon’s 1H 2026 consolidated financial statements, as held for sale. Related result will be presented as results from discontinued operations.

The unaudited pro forma consolidated financial information below complies with Article 11 of Regulation S-X and illustrates the impact of the proposed sale of Aegon UK on Aegon’s consolidated statement of financial position as of December 31, 2025 and Aegon’s consolidated income statements for the years ended December 31, 2025, 2024 and 2023. The unaudited pro forma consolidated statement of financial position has been prepared as if the sale had been consummated as of December 31, 2025. The unaudited pro forma consolidated income statements have been prepared as if the sale had been consummated as of January 1 of the respective years.

Historical financial information contains Aegon Ltd.’s audited consolidated financial information as presented in the Annual Report on Form 20-F 2025. The pro forma adjustments represent the financial impact of the proposed sale as described above. Pro forma adjustments are consistent with Aegon’s applicable financial reporting framework disclosed in the Annual Report 2025 on Form 20-F and with its accounting policies.

In each case, the pro forma data financial information is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have been achieved if the Sale had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial information data and should not be relied on as an indication of future results.

Further information on the pro forma adjustments can be found in the notes to this unaudited pro forma financial information.

Unaudited pro forma Consolidated Income Statements of Aegon Ltd.

		For the year ended December 31, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
Amounts in EUR millions (except per share data)	Note	Historical	Pro forma adjustments	Pro forma financial information	Historical	Pro forma adjustments	Pro forma financial information	Historical	Pro forma adjustments	Pro forma financial information

Continuing operations

Insurance revenue		9,097	422	8,675	9,841	543	9,298	10,386	663	9,722

Insurance service expenses		(9,423)	(183)	(9,239)	(9,790)	(302)	(9,487)	(10,226)	(406)	(9,820)

Net income / (expenses) on reinsurance held		836	(1)	837	325	(28)	353	182	(61)	243

Insurance service result	1	511	238	272	376	213	163	342	197	145

Interest revenue on financial instruments calculated using the effective interest method		2,683	27	2,657	2,720	32	2,688	2,738	25	2,713

Interest income from instruments measured at FVPL		615	389	226	637	355	282	737	397	340

Other investment income		1,198	1,188	11	1,340	1,329	10	1,283	1,272	11

Results from financial transactions		15,632	6,965	8,667	11,593	4,196	7,398	12,302	3,992	8,310

Impairment (losses) / reversals		(46)	-	(46)	(190)	-	(190)	(86)	-	(86)

Insurance finance income / (expenses)		(20,227)	(8,645)	(11,582)	(16,506)	(5,945)	(10,561)	(17,650)	(5,737)	(11,913)

Net reinsurance finance income / (expenses) on reinsurance held		564	(4)	568	611	(19)	630	699	6	693

Interest expenses		(135)	-	(135)	(171)	-	(171)	(218)	-	(218)

Insurance net investment result	2	285	(81)	366	34	(53)	87	(196)	(45)	(151)

Interest revenue on financial instruments calculated using the effective interest method		636	37	600	605	44	562	599	33	566

Interest income from instruments measured at FVPL		217	129	88	186	108	78	89	89	-

Other investment income		825	821	5	729	721	8	550	546	4

Results from financial transactions		10,065	6,032	4,033	7,634	4,280	3,354	6,929	3,267	3,663

Impairment (losses) / reversals		(22)	-	(22)	(47)	-	(47)	(33)	-	(33)

Investment contract income / (expenses)		(11,372)	(6,994)	(4,378)	(8,781)	(5,130)	(3,651)	(7,851)	(3,896)	(3,955)

Interest expenses		(18)	1	(19)	(32)	(1)	(31)	(45)	(3)	(42)

Other net investment result	3	331	26	306	294	22	272	238	36	203

Interest charges		(178)	-	(178)	(190)	-	(190)	(182)	-	(182)

Financing net investment result		(178)	-	(178)	(190)	-	(190)	(182)	-	(182)

Total net investment result		438	(55)	493	139	(31)	169	(139)	(9)	(130)

Fees and commission income		2,390	311	2,079	2,378	283	2,096	2,163	214	1,949

Other operating expenses		(2,928)	(392)	(2,536)	(2,961)	(378)	(2,583)	(3,000)	(311)	(2,689)

Other income / (charges)		130	10	120	145	52	93	(57)	4	(61)

Other result		(408)	(70)	(337)	(438)	(44)	(394)	(894)	(93)	(801)

Result before share in profit / (loss) of joint ventures, associates and tax		541	113	428	77	139	(62)	(691)	95	(785)

Share in profit / (loss) of joint ventures		303	-	303	238	-	238	196	-	196

Share in profit / (loss) of associates		200	-	200	345	-	345	103	-	103

Result before tax from continuing operations		1,045	113	932	660	139	521	(391)	95	(486)

Income tax (expense) / benefit		(65)	(32)	(32)	16	(16)	32	209	(23)	232

Net result from continuing operations	4	980	81	900	676	123	553	(182)	72	(254)

	$		$		$		$		$		$
	2025				2024				2023
	Historical		Pro forma financial information		Historical		Pro forma financial information		Historical		Pro forma financial information
Basic earnings per common share (EUR per share)		0.59		0.54		0.37		0.30		(0.12)		(0.16)

Basic earnings per common share B (EUR per share)		0.01		0.01		0.01		0.01		-		-

Notes to the unaudited pro forma Consolidated income statement adjustments

1.	Adjustments to ’Insurance service result’

Adjustments to Insurance service result reflect the elimination of the Insurance revenue and Insurance service expenses of Aegon UK. Insurance revenue mainly comprises expected insurance claims / expenses and CSM release; and Insurance service expenses mainly comprises the actual insurance claims / expenses.

2.	Adjustments to ’Insurance net investment result’

Adjustments to Insurance net investment result reflect the elimination of the Insurance net investment result of Aegon UK. Insurance net investment result mainly comprises share dividends received by Aegon UK (Other investment income); fair value changes on Aegon UK’s investments (Results from financial transactions); and the Insurance finance expenses attributable to Aegon UK’s insurance contracts.

3.	Adjustments to ’Other net investment result’

Adjustments to Other net investment result reflect the elimination of the other net investment result of Aegon UK. Other net investment result mainly comprises of fair value changes on Aegon UK’s investments related to investment contracts (Results from financial transactions); and the Investment contract expenses attributable to Aegon UK’s investment contracts portfolio.

4.	Adjustments to ’Net result from continuing operations’

Adjustments to Net result from continuing operations reflect the elimination of Aegon UK’s net result and includes inter-segment results between continuing Aegon Group entities and Aegon UK which are expected to discontinue.

Unaudited pro forma Consolidated statement of financial position of Aegon Ltd.

		As of December 31, 2025
Amounts in EUR millions	Note	Historical	Pro forma adjustments	Pro forma financial information

Cash and cash equivalents	5	2,733	623	3,357

Investments	5	285,141	(123,599)	161,542

Derivative assets		485	(48)	438

Investments in joint ventures		1,566	-	1,566

Investments in associates		2,638	-	2,638

Reinsurance contract assets		17,153	(1)	17,152

Insurance contract assets		18	-	18

Defined benefit assets		95	(95)	-

Reimbursement rights		28	-	28

Deferred tax assets		1,894	(69)	1,826

Deferred expenses and rebates		452	(14)	438

Other assets and receivables	8	4,508	(1,190)	3,318

Intangible assets		519	(132)	387

Total assets		317,233	(124,525)	192,709

Shareholders’ equity	6	7,432	1,119	8,551

Other equity instruments		1,978	-	1,978

Issued capital and reserves attributable to owners of Aegon Ltd.		9,410	1,119	10,529

Non-controlling interests		85	-	85

Group equity		9,495	1,119	10,614

Subordinated borrowings		1,461	-	1,461

Trust pass-through securities		99	-	99

Reinsurance contract liabilities		195	(4)	191

Insurance contract liabilities	7	176,067	(44,705)	131,363

Investment contract liabilities with discretionary participation features	7	21,281	(21,269)	12

Investment contracts without discretionary participation features	7	97,814	(58,644)	39,170

Derivative liabilities		1,469	(184)	1,285

Borrowings		1,982	-	1,982

Provisions		97	(9)	88

Defined benefit liabilities		507	-	507

Deferred revenue liabilities		5	(5)	-

Deferred tax liabilities		13	(23)	(10)

Other liabilities	8	6,445	(731)	5,714

Accruals		303	(70)	233

Total liabilities		307,738	(125,644)	182,094

Total equity and liabilities		317,233	(124,525)	192,709

Notes to the unaudited pro forma Consolidated statement of financial position adjustments

5.	Adjustments to ’Cash and cash equivalents’ and to ’Investments’

Adjustments to Cash and cash equivalents of EUR 623 million represent the cash consideration to be received from Standard Life at the closing of the transaction (EUR 859 million) which is partially offset by the elimination of Aegon UK’s cash amount (EUR 200 million) and an estimate of the cost to be incurred by Aegon to sell the Aegon UK business (EUR 36 million).

Adjustments to Investments of EUR 123,599 million reflect the elimination of Aegon UK’s investments (EUR 125,128 million) partially offset by the share consideration to be received from Standard Life at the closing of the transaction.

Proceeds	GBP millions	EUR millions

Cash	750	859

Shares	1,335	1,529

Total	2,085	2,389

For the purpose of these unaudited pro forma numbers the 181 million shares to be received is multiplied by the GBP 7.37 closing stock price of Standard Life’s shares at the London stock exchange on December 31, 2025. FX conversion rate used is 0.8727, the EUR/GBP closing rate on December 31, 2025.

6.	Adjustments to ’Shareholders’ equity’

Adjustments to Shareholders’ equity of EUR 1,119 million reflect the receipt of the expected net consideration from the proposed transaction amounting to EUR 2,353 million offset by the derecognition of Aegon UK from Aegon’s consolidated statement of financial position for an amount of EUR 1,234 million.

7.	Adjustments to ’Insurance contract liabilities’ and to ’Investment contract liabilities with / without discretionary participation features’

Adjustments to ’Insurance contract liabilities and to Investment contract liabilities with / without discretionary participation features reflect the elimination of Aegon UK’s insurance contract liabilities and investment contract liabilities. These liabilities mainly consist of Platform, Packaged and Annuities related contracts.

8.	Adjustments to ’Other assets’ and to ’Other liabilities’

Adjustments to Other assets and to Other liabilities reflect the elimination of Aegon UK’s other assets and other liabilities.